UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*



                           SONTRA MEDICAL CORPORATION
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                    83568W109
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                                 (CUSIP Number)

                                December 31, 2004
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83568W109
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(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Xmark Asset Management, LLC
      13-3954392
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(2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a) ___
                N/A                                                      (b) ___
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  New York, United States
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Number of Shares  Beneficially Owned by
   Each Reporting Person With                 (5) Sole Voting Power:          *
                                              ----------------------------------
                                              (6) Shared Voting Power:        *
                                              ----------------------------------
                                              (7) Sole Dispositive Power:     *
                                              ----------------------------------
                                              (8) Shared Dispositive Power:   *
                                              ----------------------------------
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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:    0*
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   N/A
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(11) Percent of Class Represented by Amount in Row (9):  0.0%*
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(12) Type of Reporting Person (See Instructions):  IA
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*   Xmark Asset Management, LLC ("XAM"),  a New York limited  liability company, serves as investment manager for each of Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), and Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd"). In such capacity, XAM possesses the power to vote and direct the disposition of all securities held by Xmark LP and Xmark Ltd. As of December 31, 2004, Xmark LP and Xmark Ltd no longer hold any securities of Sontra Medical Corporation (the "Company"). Thus, as of December 31, 2004, for the purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 0.0% of the Company's common stock, par value $0.01 per share.

Item 1(a).  Name Of Issuer:  Sontra Medical Corporation.

Item 1(b). Address of Issuer's Principal Executive Offices: 10 Forge Parkway, Franklin, Massachusetts 02038.


Item 2(a).  Name of Person Filing:  Xmark Asset Management, LLC.

Item 2(b).  Address of Principal Business Office or, if None, Residence:
            301 Tresser Boulevard, Suite 1320, Stamford, Connecticut  06901

Item 2(c). Citizenship: Xmark Asset Management, LLC is a New York limited liability company.

Item 2(d). Title of Class of Securities: Common Stock, par value $0.01 per share.

Item 2(e).  CUSIP No.:  83568W109


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.

Item 4.  Ownership

         (a) Amount Beneficially Owned (as of December 31, 2004):          0*

         (b) Percent of Class (as of December 31, 2004):                0.0%*

         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote                  *

             (ii) shared power to vote or to direct the vote                *

            (iii) sole power to dispose or to direct the disposition of     *

             (iv) shared power to dispose or to direct the disposition of   *


Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.*


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


_____________________________
* Xmark Asset Management, LLC ("XAM"), a New York limited liability company, serves as investment manager for each of Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), and Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd"). In such capacity, XAM possesses the power to vote and direct the disposition of all securities held by Xmark LP and Xmark Ltd. As of December 31, 2004, Xmark LP and Xmark Ltd no longer hold any securities of Sontra Medical Corporation (the "Company"). Thus, as of December 31, 2004, for the purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 0.0% of the Company's common stock, par value $0.01 per share.

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            February 11, 2005


                                            XMARK ASSET MANAGEMENT, LLC


                                            /s/ Mitchell D. Kaye
                                            ------------------------------------
                                            Mitchell D. Kaye, Manager


      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)